Filed pursuant to Rule 253(g)(2)

File No. 024-11441

SUPPLEMENT NO 2. DATED AUGUST 12, 2022

TO THE

OFFERING CIRCULAR DATED MARCH 15, 2022

OF

INNOVEGA INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 15, 2022 of Innovega Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purposes of this supplement are to: (i) announce the end date of the Offering and (ii) disclose a change in the minimum investment amount for investors seeking to purchase Series A-1 Preferred Stock.

Termination of Reg A+ Offering

The Company intends to end the sale of its Series A-1 Preferred Stock on the StartEngine platform as described in the Offering Circular on September 23, 2022 (the “Termination Date”). No further subscriptions will be accepted on StartEngine for the Offering after the Termination Date. Subscriptions in the Offering will be accepted up through the Termination Date and processed as promptly as possible.

Minimum Investment Amount

Innovega Inc. (the “Company”) reduced the minimum investment amount from $498 to $348 on August 5, 2022 in connection with the Company’s Offering (the sale of its Series A-1 Preferred Stock on the StartEngine platform).